UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                            Commission File Number      1-3950

                               FORD MOTOR COMPANY
             (Exact name of registrant as specified in its charter)

                                One American Road
                            Dearborn, Michigan 48126
                                 (313) 322-3000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

     Series B Cumulative Preferred Stock ($1.00 par value) with an annual dividend rate of 8.25% and a liquidation preference of $50,000.00 per share
             (Title of each class of securities covered by this Form)

     Common Stock ($0.01 par value)

     $26,720,000.00 Ford Motor Company 7.73% Notes due September 15, 2005

     $250,000,000.00 Ford Motor Company 8 7/8% Notes due April 1, 2006

     $500,000,000.00 Ford Motor Company 7 1/4% Notes due October 1, 2008

     $500,000,000.00 Ford Motor Company 9 /12% Debentures due June 1, 2010

     $500,000,000.00 Ford Motor Company 6 1/2% Debentures due August 1, 2018

     $700,000,000.00 Ford Motor Company 8 7/8% Debentures due January 15, 2022

     $250,000,000.00 Ford Motor Company 8 7/8% Debentures due November 15, 2022

     $300,000,000.00 Ford Motor Company 7 1/8% Debentures due November 15, 2025

     $250,000,000.00 Ford Motor Company 7 1/2% Debentures due August 1, 2026

     $300,000,000.00 Ford Motor Company 6 5/8% Debentures due February 15, 2028

     $1,500,000,000.00 Ford Motor Company 6 5/8% Debentures due October 1, 2028

     $1,500,000,000.00 Ford Motor Company 6 3/8% Debentures due February 1, 2029

     $4,800,000,000.00 Ford Motor Company 7.45% Global Landmark Securities due July 16, 2031

     $501,918,000.00 Ford Motor Company 8.90% Debentures due January 15, 2032

     $300,000,000.00 Ford Motor Company 9.95% Debentures due February 15, 2032

     $200,000,000.00 Ford Motor Company 7.75% Debentures due June 15, 2043

     $500,000,000.00 Ford Motor Company 7.40% Debentures due November 1, 2046

     $288,402,000.00 9.98% Debentures due February 18, 2047

     $500,000,000.00 Ford Motor Company 7.70% Debentures due May 15, 2097
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)     [X]             Rule 12h-3(b)(1)(ii)    [ ]
         Rule 12g-4(a)(1)(ii)    [ ]             Rule 12h-3(b)(2)(i)     [ ]
         Rule 12g-4(a)(2)(i)     [ ]             Rule 12h-3(b)(2)(ii)    [ ]
         Rule 12g-4(a)(2)(ii)    [ ]             Rule 15d-6              [ ]
         Rule 12h-3(b)(1)(i)     [ ]

Approximate number of holders of record as of the certification or notice date:
None

         Pursuant to the requirements of the Securities Exchange Act of 1934, Ford Motor Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person:

DATE: December 17, 2002              BY:/s/Peter Sherry, Jr.
      -----------------                 --------------------
                                        Peter Sherry, Jr.
                                        Assistant Secretary












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